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                                                             Page 1 of 25 pages.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                            (Amendment No. 2/Final)

                   Under the Securities Exchange Act of 1934

                               Cedar Group, Inc.
                               -----------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    15033210
                                 --------------
                                 (CUSIP Number)

                          B. Bernard Burns, Jr., Esq.
                       UNITED DOMINION INDUSTRIES LIMITED
                          2300 One First Union Center
                      Charlotte, North Carolina 28202-6039
                                 (704) 347-6800
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with copy to:

                             Stephen M. Lynch, Esq.
                       Robinson, Bradshaw & Hinson, P.A.
                            1900 Independence Center
                        Charlotte, North Carolina 28246
                                 (704) 377-2536

                               March 14, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                       This Amendment contains 25 pages.
                        The exhibit index is on page 5.
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
                                                      SCHEDULE 13D
                                                      ------------

  CUSIP NO. 15033210                                                             PAGE 2 OF 25 PAGES


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             UNITED DOMINION INDUSTRIES LIMITED

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                                  (b) [ ]


     3      SEC USE ONLY



     4      SOURCE OF FUNDS

             OO

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Canada

                         7      SOLE VOTING POWER

                                 0

                         8      SHARED VOTING POWER
      NUMBER OF
       SHARES                    0
    BENEFICIALLY
      OWNED BY
        EACH             9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    0
        WITH
                        10      SHARED DISPOSITIVE POWER

                                 0


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]



    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

    14      TYPE OF REPORTING PERSON

             CO

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                                                              Page 3 of 25 pages

PRELIMINARY STATEMENT

        This Amendment No. 2/Final (this "Amendment") amends and supplements the Statement on Schedule 13D dated August 10, 1994 as filed with the Securities and Exchange Commission (the "Statement"), with respect to the shares of Common Stock, $.001 par value per share (the "Common Stock"), of Cedar Group, Inc., a Delaware corporation (the "Issuer"), by United Dominion Industries Limited, a corporation organized under the laws of Canada (the "Reporting Person"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the Statement. This Amendment reports that the Reporting Person has ceased to beneficially own more than five percent of the outstanding shares of the Common Stock.


Item 5. Interest in Securities of the Issuer.

        (a), (b) and (c) Pursuant to a Purchase and Settlement Agreement dated as of December 18, 1995 (the "Settlement Agreement") among the Reporting Person, the Issuer and Dominion Bridge, Inc., a majority owned subsidiary of the Issuer formerly known as 3010864 Canada Inc. (the "Subsidiary"), the Reporting Person has sold to the Issuer all shares of Class A Preferred Stock (the "Subsidiary Stock") of the Subsidiary owned by the Reporting Person for a total purchase price of $(Cdn.)11,500,000. Shares of the Subsidiary Stock were convertible, under certain circumstances, into shares of Common Stock. As a result of such sale, the Reporting Person ceased to beneficially own any shares of Common Stock.

        (d)      Not applicable.

        (e) The Reporting Person ceased to beneficially own more than five percent of the outstanding shares of Common Stock on March 14, 1996.


Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

        The Settlement Agreement is filed as Exhibit 2 hereto and is incorporated by reference herein.


Item 7. Material to be Filed as Exhibits.

        The Settlement Agreement is filed as Exhibit 2 hereto.
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                                                              Page 4 of 25 pages

        Signatures.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: April 10, 1996


                               UNITED DOMINION INDUSTRIES LIMITED


                               By:    /s/  William Dries
                                    --------------------------------------------
                                    William Dries, Vice President and Controller


                               By:    /s/  Richard L. Magee
                                    --------------------------------------------
                                    Richard L. Magee, Assistant Secretary

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                                                              Page 5 of 25 pages



                                 EXHIBIT INDEX


                                                                                  SEQUENTIALLY
EXHIBIT          TITLE                                                           NUMBERED PAGE
- -------          -----                                                           -------------
   1*            Shareholders' Agreement dated
                 March 31, 1994 among United Dominion
                 Industries Limited, Cedar Group, Inc.,
                 Edinov Corporation and 3010864 Canada Inc.

   2             Purchase and Settlement Agreement dated as of                        6
                 December 18, 1995 among United Dominion Industries
                 Limited, Cedar Group, Inc. and Dominion Bridge, Inc.
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______________________

*  Previously filed.